Exhibit 12.1
MEDTRONIC PLC COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the fiscal years ended April 27, 2018, April 28, 2017, April 29, 2016, April 24, 2015, April 25, 2014, and April 26, 2013 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

(in millions, except ratio of earnings to fixed charges)	Year ended April 27, 2018	Year ended April 28, 2017	Year ended April 29, 2016	Year ended April 24, 2015	Year ended April 25, 2014	Year ended April 26, 2013
Earnings:
Income before provision for income taxes	$5,675	$4,602	$4,336	$3,486	$3,705	$4,251
Noncontrolling interest loss (income)	9	4	4	1	(1)	(1)
Capitalized interest(1)	(14)	(12)	(10)	(5)	(4)	(4)
	$5,670	$4,594	$4,330	$3,482	$3,700	$4,246
Fixed Charges:
Interest expense, gross(2)	$1,146	$1,094	$1,386	$666	$379	$392
Rent interest factor(3)	96	88	81	59	45	42
	$1,242	$1,182	$1,467	$725	$424	$434
Earnings before income taxes and fixed charges	$6,912	$5,776	$5,797	$4,207	$4,124	$4,680
Ratio of earnings to fixed charges	6	5	4	6	10	11

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.
(3) Approximately one-third of rental expense is deemed representative of the interest factor.